UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

 Month of September 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 3 September 2018 entitled 'Total voting rights and issued capital'
2.	Stock Exchange announcement dated 3 September 2018 entitled 'Transaction in Own Shares'
3.	Stock Exchange announcement dated 4 September 2018 entitled 'Transaction in Own Shares'
4.	Stock Exchange announcement dated 5 September 2018 entitled 'Transaction in Own Shares'
5.	Stock Exchange announcement dated 6 September 2018 entitled 'Transaction in Own Shares'
6.	Stock Exchange announcement dated 7 September 2018 entitled 'Transaction in Own Shares'
7.	Stock Exchange announcement dated 7 September 2018 entitled 'Appendix 3X – Initial Director’s Interest Notice'
8.	Stock Exchange announcement dated 7 September 2018 entitled 'Appendix 3Z – Final Director’s Interest Notice'
9.	Stock Exchange announcement dated 10 September 2018 entitled 'Transaction in Own Shares'
10.	Stock Exchange announcement dated 11 September 2018 entitled 'Transaction in Own Shares'
11.	Stock Exchange announcement dated 12 September 2018 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
12.	Stock Exchange announcement dated 12 September 2018 entitled 'Transaction in Own Shares'
13.	Stock Exchange announcement dated 13 September 2018 entitled 'Transaction in Own Shares'
14.	Stock Exchange announcement dated 14 September 2018 entitled ‘Notice of dividend currency exchange rates – 2018 interim dividend’
15.	Stock Exchange announcement dated 14 September 2018 entitled 'Notice of dividend/distribution'
16.	Stock Exchange announcement dated 14 September 2018 entitled ‘Hydro terminates offer for Rio Tinto aluminium assets’
17.	Stock Exchange announcement dated 14 September 2018 entitled ‘Transaction in Own Shares’
18.	Stock Exchange announcement dated 17 September 2018 entitled 'Appendix 3X – Initial Director’s Interest Notice'
19.	Stock Exchange announcement dated 17 September 2018 entitled 'Transaction in Own Shares'
20.	Stock Exchange announcement dated 18 September 2018 entitled 'Transaction in Own Shares'
21.	Stock Exchange announcement dated 19 September 2018 entitled 'Transaction in Own Shares'
22.	Stock Exchange announcement dated 20 September 2018 entitled 'Appendix 3C – Announcement of buy-back'
23.	Stock Exchange announcement dated 20 September 2018 entitled ‘Rio Tinto unveils details of new share buy-back program’
24.	Stock Exchange announcement dated 20 September 2018 entitled 'Transaction in Own Shares'
25.	Stock Exchange announcement dated 21 September 2018 entitled 'Transaction in Own Shares'
26.	Stock Exchange announcement dated 24 September 2018 entitled 'Transaction in Own Shares'
27.	Stock Exchange announcement dated 25 September 2018 entitled 'Transaction in Own Shares'
28.	Stock Exchange announcement dated 26 September 2018 entitled 'Transaction in Own Shares'
29.	Stock Exchange announcement dated 27 September 2018 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
30.	Stock Exchange announcement dated 27 September 2018 entitled 'Transaction in Own Shares'
31.	Stock Exchange announcement dated 28 September 2018 entitled ‘Rio Tinto signs binding agreement for sale of Grasberg interest’
32.	Stock Exchange announcement dated 28 September 2018 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 October 2018	Date	1 October 2018